

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

February 25, 2010

Dr. Jack Gregory
Chief Executive Officer and Director
Premier Holding Corp.
4705 West Addisyn Court
Visalia, California 93291

> **Re: Premier Holding Corp.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed January 29, 2010**
> **File No. 000-29482**

Dear Dr. Gregory:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Because you filed this registration statement on October 2, 2009, it became effective by operation of law after 60 days of filing. See Exchange Act Section 12(g). At the time of effectiveness, the last interim period reported on in your registration statement was the period ended June 30, 2009. As such, it appears you were required by Exchange Act Rule 13a-13 to file a quarterly report on Form 10-Q for the period ended September 30, 2009 within 45 days of the effective date of this registration statement, but have yet to file that report. Please tell us when you intend to file that report. Also, given that more than 45 days have elapsed since the effective date of your registration statement, it appears you are now delinquent in your Exchange Act filing obligations. Please expand to disclose that fact, and add any appropriate risk factors.

2. Please ask your affiliates to tell us when they intend to satisfy their filing obligations pursuant to Section 16 of the Exchange Act.

3. We note response 1) under your response to prior comment 1. The written acknowledgements at the end of this letter should be provided by the company. The acknowledgements you provided in your response letter appear to be a statement by counsel to the company. Please provide correct acknowledgements when you respond to this letter.

4. We note your response 3) under your response to prior comment 1. Please provide us with complete copies of the board minutes that were the subject of prior comment 3 in our letter to you dated August 18, 2008 regarding your preliminary proxy statement filed August 12, 2008.

5. We note your response 5) under your response to prior comment 1. Tell us how you concluded that the comment that is the subject of this response is not applicable to this Form 10, given the disclosure requirement of Item 11 of Form 10 and your disclosure on page 13 that holders of your common stock do not have cumulative voting rights. That disclosure appears to be inconsistent with Article II, section 2.8 of Exhibit 3.(II) to the Form SB-2 filed initially on May 14, 1997. Also tell us whether you permitted your shareholders to exercise cumulative voting rights in connection with the proposals mentioned in your preliminary proxy statement filed on August 12, 2008. If you did not, please provide us with an analysis of the materiality of the risk of any claims those holders may have against you.

6. Please expand your response 7) under your response to prior comment 1 to tell us whether you requested your shareholders to ratify the acts of Dr. Gregory from his appointment.

Forward Looking Statements, page 3

7. We reissue prior comment 7 because you continue to refer here to the impact on your business from the "pace and success of product research and development", contrary to your disclosure on page 8 that you "do not anticipate any research or development costs."

Business, page 4

8. We will continue to evaluate your revisions here in response to prior comment 4 after you respond to our other comments, including comment 26, below.

9.   Expand your revisions added here in response to prior comment 8 to describe the "timetable of your business plan" mentioned on page 5. For example, describe when you expect to purchase caskets, begin your marketing efforts and any other material information related to the timetable of your business plan.

Industry, page 4

10.   If you do not have an agreement with the funeral director you mention, as indicated by your revisions in response to prior comments 9 and 14, then please clarify how the material terms of the "opportunity" you mention have been set. It is unclear how many of the terms of your future purchases from the funeral director have already been determined, such as the disclosed unit price and number of units per container, absent an agreement. Please revise or advise. If, instead, the prices you disclose are merely "quotations" that are subject to change, as implied by your response to prior comment 14, then please revise to eliminate the implication that your purchase price is fixed well below the average wholesale costs you disclose.

11.   We note your response to prior comment 12. We reissue that comment in its entirety because it appears you have not yet provided us with the documents requested by that comment.

12.   We further note from your response to prior comment 12 that the industry information presented in the registration statement has been derived from statistical information you obtained from the websites of the Casket and Funeral Supply Association of America and the National Association of Funeral Directors. Tell us whether the sources of the cited statistics consented to the use of their information in your registration statement. In this regard, we note, for instance, that the notice of copyright on the NFDA website indicates the organization precludes the reproduction, downloading, disseminating, publishing or transferring, in any form or by any means, of its website's content without the prior written permission of NFDA and with express attribution to NFDA.

13.   We note your revisions in response to prior comment 15. The first sentence of the last paragraph under this caption indicates that the funeral director will sell caskets to you. The last sentence of that paragraph states that you will purchase caskets directly from the manufacturer. Please reconcile. If the funeral director will sell you caskets, please also identify that funeral director as your supplier, in addition to the manufacturer of the caskets you may purchase from him. See Item 101(h)(4)(v) of Regulation S-K. If he will not sell you caskets, please expand your disclosure to clarify his anticipated role in your business and operations, and your basis for describing his participation as presenting an "opportunity" or "offer."

Item 2. Financial Information, page 8

14.   Expand your revisions added in response to prior comment 21 to clarify the anticipated costs of the temporary rented storage space you disclosed in response to prior comment 24.

Item 4. Security Ownership . . ., page 9

15.   We note your revisions in response to prior comment 25. Please update the information in this section to be as of the most recent practicable date.

16.   We note your response to prior comment 26. However, you continue to disclose that your officers and directors as a group beneficially own 698,250 shares and 100% of your common stock. Given your disclosure that Dr. Gregory beneficially owns the same number of shares, it is unclear why you disclose that he owns only 69.8% of your common stock. Please reconcile.

Item 6. Executive Compensation, page 10

17.   We note your revisions in response to prior comment 30. However, the total compensation you disclose for Dr. Gregory in 2007 remains inconsistent with the number disclosed in the column captioned stock awards. Please reconcile.

18.   Please tell us how your revisions added in response to prior comment 31 are consistent with Item 402(n)(2)(v) and Instruction to Item 402(n)(2)(v) and (vi).

Item 7. Certain Relationships and Related Transactions, page 11

19.   Please clarify who was the "Company's President" that engaged in the transactions mentioned here and on pages 25 and 33.

Item 10. Recent Sales of Unregistered Securities, page 13

20.   We note your revisions here and on page 11 in response to prior comments 33 and 35. Please reconcile your disclosures here and on pages 25 and 33 regarding the dollar amounts of common stock paid to Dr. Gregory for expenses incurred and for services rendered.

Item 15. Financial Statements and Exhibits, page 10

21.   We note your response to prior comment 36 that you have updated the filing to include the interim financial statements as of September 30, 2009. However, we see you have not revised the filing to include the required updated financial statements as of the effectiveness date of the Form 10. Accordingly, please revise

the filing to include financial statements for the interim period ended September 30, 2009 in accordance with Rule 8-08 of Regulation S-X.

22.   We note your response to prior comment 37. The exhibits listed in your exhibit list do not correspond with the exhibits you actually filed. In addition, please note that the exhibit you file pursuant to Item 601(b)(3)(i) of Regulation S-K must be a complete copy of your charter as amended. The multiple amendments to your charter you filed as exhibits are inconsistent with that requirement.   Please revise.

23.   Your response to prior comment 38 states that "Exhibits 5.1 and 23.2 have been eliminated." However, those exhibits continue to be mentioned here. Therefore, we reissue prior comment 38.

24.   Please file as an exhibit the agreement governing the "commitment" by your shareholders to meet your operating expenses noted on page 24.

Report of Independent Registered Public Accounting Firm, page 16

25.   We note your response to our prior comment 39, but do not believe that you have been fully responsive. We note that your independent auditors continue to make reference to the court adopted / certified financial statements in the first and third paragraphs of the auditors' opinion. In this regard, please have your independent auditors revise their audit opinion to comply with the standards of the Public Company Accounting Oversight Board (United States) and the requirements of Article 2 of Regulation S-X.

Note 1 – Description and Basis of Business

Nature of Business, page 22

26.   We note your response to prior comments 48 and 49 that you have revised the disclosure of the nature of your business. However, we note no such revisions were made to the filing and we reissue these comments. Please revise your filing so that the nature of business as described on page 22 and 30 is consistent with your plan of operations as described on page 8. Additionally, if you are no longer seeking a merger or acquisition candidate, as confirmed in your response to our prior comment 49, please revise the filing to remove the language discussing these potential acquisition / merger transactions.

Financial Statements period ended June 30, 2009 (unaudited), page 26

Statement of Cash Flows, page 28

27.   Please refer to prior comment 50. We note that your Statements of Cash Flows is labeled as "For the three months ended March 31, 2009 and 2008" and "For the "Six months ended June 31, 2009 and 2008". Please revise the filing to include consistent and proper periods in accordance with Rule 8-08 of Regulation S-X. Additionally, please take due care to ensure that each of the periods is labeled properly as we note that June 31, 2009 and 2008 is not an appropriate date.

                              * * * * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Kevin Kuhar at (202) 551-3662 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey D. Kruczek at (202) 551-3641 or me at (202) 551- 3625 with any other questions.

                    Sincerely,

                    Mary Beth Breslin
                    Senior Attorney

cc (via fax):   Kenneth G. Eade, Esq.